Fortuna Reports Results for the First Quarter 2026

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Fortuna generates record quarterly free cash flow1 of $174.0 million and adjusted attributable net income1 of $111.0 million

Vancouver, British Columbia, May 6, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the first quarter of 2026.

(Results from the Company’s San Jose and Yaramoko assets have been excluded from the 2025 comparative figures, due to the classification of the assets as discontinued in the previous period.)

“Fortuna delivered new quarterly record results with free cash flow of $174.0 million and adjusted attributable earnings of $111.0 million while producing 72,872 gold equivalent ounces which keeps us on track to deliver our 2026 production guidance.” said Jorge A. Ganoza President and CEO of Fortuna. “At Séguéla, changes in the mine plan to accelerate the development of the Sunbird underground access portal from a pit wall are expected to push AISC to the higher end of the guidance range. This will reduce underground development costs and provide optionality for future production plans.” Mr. Ganoza concluded, “On April 23, we announced that we successfully expanded our mineral reserves by 15% year over year, which lends support to our next phase of growth. We also anticipate making key investment decisions regarding the Diamba Sud project and the Séguéla plant expansion by mid-year.”

First Quarter Highlights

Cash and Cash Flow

●	Record free cash flow[1] from ongoing operations of $174.0 million; a QoQ increase of $41.7 million
●	$213.3 million of net cash from operating activities before changes in working capital or $0.70 per share; a QoQ increase of $65.7 million
●	Liquidity increased to $815.9 million, and the cash position strengthened to $665.9 million, from $554.0 million at the end of 2025, an increase of $111.9 million

Profitability

●	Record adjusted attributable net income[1] was $111.0 million or $0.36 basic EPS; a QoQ increase of $0.14 per share
●	Attributable net income of $111.0 million or $0.36 basic EPS

Return to Shareholders

●	Year to date the Company has returned $40.0 million to shareholders via the repurchase of 4.2 million shares at an average price of $9.53 per share

Operational

●	Gold equivalent production[2] (“GEO”) of 72,872 ounces
●	Consolidated cash cost per GEO[1] of $951, down from $971 in the previous quarter
●	Consolidated AISC per GEO[1] of $2,107 for Q1 2026, up from $2,054 in the previous quarter. The slight increase from the previous quarter is primarily due to the impact of higher metal prices on royalties and higher CAPEX

●	Total recordable injury frequency rate for the quarter was 1.16 and zero lost time injuries, which reflects continued strong safety performance

Growth and Business Development

●	Established a presence in a highly prospective district in the Guyana Shield through an earn-in agreement for the Quartzstone gold project. Refer to the news release dated April 20, 2026 “Fortuna Establishes Presence in the Guyana Shield Through Quartzstone Earn-In Agreement”
●	Reported a 15% year over year increase in consolidated Mineral Reserves with significant growth at Sunbird underground. Refer to the news release dated April 23, 2026 “Fortuna Reports 15% Increase YoY in Consolidated Mineral Reserves and updates estimate of Sunbird deposit, Séguéla”
●	The Séguéla plant expansion and Diamba Sud project remain on track for final investment decisions by mid-year

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First Quarter 2026 Consolidated Results

	Three months ended
(in millions of US dollars)	Dec. 31, 2025	Mar. 31, 2026	Mar. 31, 2025	Q1 % Change
OPERATING STATISTICS
GEO production from continuing operations (1)(2)	65,130	72,872	70,386	4%
Cash cost continuing operations($/oz GEO) (1)(2)	971	951	866	10%
AISC continuing operations($/oz GEO) (1)(2)	2,054	2,107	1,752	20%
FINANCIAL HIGHLIGHTS
Sales	270.2	342.5	195.0	76%
Attributable net income from continuing operations	68.1	111.0	35.4	213%
Attributable earnings per share from continuing operations - basic	0.22	0.36	0.12	200%
Adjusted EBITDA (1)	163.1	218.8	102.6	113%
CASH FLOW AND CAPEX
Net cash provided by operating activities - continuing operations	162.3	209.4	89.0	135%
Free cash flow from ongoing operations (1)	132.3	174.0	66.7	161%
Capital expenditures (3)
Sustaining	23.9	27.9	22.6	23%
Sustaining leases	6.6	6.8	4.9	39%
Growth capital	20.6	17.4	15.4	13%

		Mar. 31, 2026	Dec. 31, 2025	% Change
Cash and cash equivalents and short-term investments		665.9	554.0	20%
Net liquidity position (excluding letters of credit)		815.9	704.0	16%
Shareholder's equity attributable to Fortuna shareholders		1,773.0	1,677.0	6%

(1) Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

(2) Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn for Q1 2026. Gold equivalent was calculated using the realized prices for gold of $2,884/oz Au, $31.77/oz Ag, $1,971/t Pb and $2,841/t Zn for Q1 2025. Gold equivalent was calculated using the realized prices for gold of $4,167/oz Au, $56.0/oz Ag, $1,969/t Pb and $3,166/t Zn for Q4 2025

(3) Capital expenditures are presented on a cash basis
Figures may not add due to rounding

First Quarter 2026 Results

Q1 2026 vs Fourth Quarter 2025 (“Q4 2025”)

Cash cost per ounce and AISC

Cash cost per GEO sold from continuing operations was $951 in Q1 2026, representing a marginal decrease from $971 in Q4 2025.

All-in sustaining costs per GEO from continuing operations was $2,107 in Q1 2026 representing a $53 increase from the $2,054 recorded in Q4 2025. The rise was primarily driven by higher CAPEX and royalties derived from higher metal prices and partially offset by an increase in metal sold.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $111.0 million in Q1 2026, compared to $68.1 million in Q4 2025.

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After adjusting for non-recurring items, adjusted attributable net income was $111.0 million or $0.36 per share compared to $71.3 million or $0.23 per share in Q4 2025. The increase was primarily due to higher realized gold prices and gold sales volume. The realized gold price in Q1 2026 was $4,884 per ounce compared to $4,166 in Q4 2025. Higher gold sales were driven by higher gold production at Séguéla and Lindero.

Foreign Exchange

In Q1 2026, the Company recorded a foreign exchange loss of $2.1 million compared to a loss of $2.9 million in Q4 2025. The foreign exchange loss was due to the purchase of US dollars in Argentina for repatriation and movement in the Euro and the impact on cash and VAT balances in Côte d’Ivoire held in West Africa Francs.

Cash Flow

Net cash generated by operations before changes in working capital totaled $213.3 million or $0.70 per share. After adjusting for working capital, net cash generated by operations for the quarter was $209.4 million, an increase of $47.1 million compared to $162.3 million in Q4 2025. The increase was driven primarily by higher sales, partially offset by positive changes in working capital of $14.7 million in Q4 2025 compared to negative $4.0 million in Q1 2026.

Free cash flow from ongoing operations in Q1 2026 was $174.0 million, an increase of $41.7 million compared to $132.3 million in Q4 2025 reflecting higher cash from operating activities partially offset by higher sustaining capital expenditures.

In Q1 2026, the Company’s total capital expenditures were $45.3 million of which $27.9 million were classified as sustaining and $17.4 million as non-sustaining. Non-sustaining capital expenditures were comprised primarily of $8.8 million at the Diamba Sud project and $8.6 million in brownfields and greenfields exploration.

Q1 2026 vs Q1 2025

Cash cost per ounce and AISC

Consolidated cash cost per GEO increased to $951 in Q1 2026, representing a $85 increase compared to $866 recorded in Q1 2025. The increase was primarily due to the impact of higher gold prices on the calculation of GEOs at Caylloma. Lindero and Séguéla had modest increases in cash costs per ounce of $61 and $28 respectively.

All-in sustaining costs per GEO from continuing operations increased $355 to $2,107 in Q1 2026 from $1,752 in Q1 2025. This increase primarily resulted from higher royalties of $114, higher cash costs as described above and higher CAPEX and sustaining leases. This was partially offset by higher GEOs sold.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations was $111.0 million, or $0.36 per share, compared to $35.4 million, or $0.12 per share, in Q1 2025.

After adjusting for non-recurring items, adjusted attributable net income from continuing operations was $111.0 million or $0.36 per share compared to $35.6 million or $0.12 per share in Q1 2025. The increase

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was primarily due to higher realized gold prices and 10% higher gold volume sold. Gold averaged $4,884 per ounce in Q1 2026 compared to $2,884 per ounce in Q1 2025. The higher gold volume sold was explained by higher gold production both at Séguéla and Lindero.

Depreciation and Depletion

Depreciation and depletion increased by $1.1 million to $45.9 million compared to $44.8 million Q1 2025. Depletion per GEO decreased primarily due to the increase in reserves at Séguéla and partially offset by higher depletion per GEO at Lindero due to an impairment reversal of $52.7 million recorded in Q3 2025. Depreciation and depletion in the period included $11.6 million related to the purchase price allocation from the 2021 Roxgold acquisition.

Cash Flow

Net cash generated by operations for the quarter was $209.4 million, an increase of $120.4 million compared to $89.0 million reported in Q1 2025. The increase was primarily driven by higher gold prices.

Free cash flow from ongoing operations in Q1 2026 was $174.0 million, an increase of $107.3 million compared to $66.7 million reported in Q1 2025. The increase was mainly due to higher cash flow from operations as discussed above partially offset by higher sustaining capital expenditures.

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Séguéla Mine, Côte d’Ivoire

	Three months ended March 31,
	2026	2025
Mine production
Tonnes milled	430,953	444,004
Average tonnes crushed per day	4,788	4,933

Gold
Grade (g/t)	3.21	2.76
Recovery (%)	93	93
Production (oz)	42,016	38,500
Metal sold (oz)	42,054	38,439
Realized price ($/oz)	4,906	2,888

Unit costs
Cash cost ($/oz Au) (1)	678	650
All-in sustaining cash cost ($/oz Au) (1)	1,760	1,290

Capital expenditures ($000's) (2)
Sustaining	18,017	8,613
Sustaining leases	4,264	3,639
Growth capital	6,644	9,207

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the first quarter of 2026, mine production totaled 392,728 tonnes of ore, averaging 3.69 g/t Au, and containing an estimated 46,640 ounces of gold from the Antenna, Ancien, and Koula pits. Ore tonnes mined were lower than tonnes milled during the quarter, in line with the mine plan and the strategy to reduce surface stockpiles. A total of 5,461,098 tonnes of waste was moved during the period, resulting in a strip ratio of 13.9:1. Stripping activities also commenced at the Sunbird pit, where 1,393,130 tonnes of waste were mined.

In the first quarter of 2026, Séguéla processed 430,953 tonnes of ore, producing 42,016 ounces of gold, at an average head grade of 3.21 g/t Au, a 3% decrease in tonnes of ore and 16% increase in average head grade, compared to the same period of the previous year.

Cash cost per gold ounce sold was $678 in the current quarter, comparable to the $650 for the first quarter of 2025 as higher operating costs were offset by increased production.

All-in sustaining cash cost per gold ounce sold was $1,760 for the first quarter of 2026 compared to $1,290 for the first quarter of 2025. The increase was primarily a result of higher sustaining capital from capitalized stripping and royalties due to higher gold prices and partially offset by the increase in ounces sold.

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Lindero Mine, Argentina

	Three months ended March 31,
	2026	2025
Mine production
Tonnes placed on the leach pad	1,525,826	1,753,016

Gold
Grade (g/t)	0.62	0.55
Production (oz)	21,545	20,320
Metal sold (oz)	21,183	18,655
Realized price ($/oz)	4,837	2,877

Unit costs
Cash cost ($/oz Au) (1)	1,208	1,147
All-in sustaining cash cost ($/oz Au) (1)	1,783	1,911

Capital expenditures ($000's) (2)
Sustaining	7,669	12,362
Sustaining leases	1,397	582
Growth capital	715	307

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the first quarter of 2026, a total of 1,525,826 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.62 g/t, containing an estimated 30,538 ounces of gold. Ore mined was 1.7 million tonnes, with a stripping ratio of 1.35:1.

Lindero’s gold production for the quarter was 21,545 ounces compared to 20,320 ounces in the previous period. Higher production was mainly due to higher head grade and improved mining sequence. In late-March 2026, Lindero commenced a planned 30-day replacement of the primary crusher steel foundations. Mining operations continued in advance of the scheduled work, with ore being stockpiled to support uninterrupted stacking on the leach pad during the foundation replacement period. Replacement of the primary crusher steel foundations was successfully completed on May 1, 2026 and the mine resumed full operations.

The cash cost per ounce of gold for the current quarter was $1,208 compared to $1,147 in the same period of 2025. The increase in cash costs was primarily driven by higher processing costs and macroeconomic factors increasing peso denominated costs and partially offset by higher production.

In the first quarter of 2026, AISC per gold ounce sold decreased to $1,783 compared to $1,911 in the previous period. The decrease was primarily driven by lower sustaining capital expenditures as the leach pad expansion was under construction in the comparable period. This was partially offset by higher cash costs.

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Caylloma Mine, Peru

	Three months ended March 31,
	2026	2025
Mine production
Tonnes milled	136,701	136,659
Average tonnes milled per day	1,553	1,553

Silver
Grade (g/t)	72	67
Recovery (%)	82	83
Production (oz)	257,603	242,993
Metal sold (oz)	200,349	250,284
Realized price ($/oz)	82.69	31.77

Lead
Grade (%)	2.99	3.21
Recovery (%)	91	91
Production (000's lbs)	8,175	8,836
Metal sold (000's lbs)	7,039	9,199
Realized price ($/lb)	0.87	0.89

Zinc
Grade (%)	4.21	5.01
Recovery (%)	91	91
Production (000's lbs)	11,526	13,772
Metal sold (000's lbs)	11,017	13,826
Realized price ($/lb)	1.47	1.29

Unit costs
Cash cost ($/oz Ag Eq) (1,2)	30.26	12.80
All-in sustaining cash cost ($/oz Ag Eq) (1,2)	44.36	18.74

Capital expenditures ($000's) (3)
Sustaining	2,240	1,615
Sustaining leases	1,134	631
Growth capital	77	249

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim financial statements for the three months ended March 31, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the first quarter of 2026, the Caylloma Mine produced 257,603 ounces of silver at an average head grade of 72 g/t, a 6% increase when compared to the same period of 2025.

Lead and zinc production for the current quarter was 8.2 million pounds and 11.5 million pounds, respectively. Head grades averaged 2.99% Pb and 4.21% Zn, a 7% and 16% decrease, respectively, when compared to the same quarter in 2025. Production was lower due to lower head grades and was in line with the mine plan.

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The cash cost per silver equivalent ounce sold in the first quarter of 2026 was $30.26 compared to $12.80 during the first quarter of 2025. The higher cost per ounce for the current quarter was primarily the result of higher realized silver prices and the impact on the calculation of silver equivalent ounces sold.

The all-in sustaining cash cost per ounce of payable silver equivalent in the first quarter of 2026 increased 137% to $44.36 compared to $18.74 for the same period of 2025. The increase for the current quarter was the result of lower silver equivalent ounces due to higher silver prices.

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Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, May 7, 2026, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, David Whittle, Chief Operating Officer - West Africa, and Cesar Velasco, Chief Operating Officer - Latin America.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster5.com/Webcast/Page/1696/53929 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, May 7, 2026

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 788835

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 53929

Playback of the earnings call will be available until Thursday, May 21, 2026. Playback of the webcast will be available until Friday, May 7, 2027. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Guinea, Guyana, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships.  We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

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Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: all-in costs; cash cost per ounce of gold sold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA, adjusted EBITDA margin and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three months ended March 31, 2026  (“Q1 2026 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor. The Q1 2026 MD&A may be accessed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company’s profile. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of Adjusted EBITDA was revised to no longer include right of use payments the cash flow statement. Management elected to make the change to simplify the calculation and to better align with our peers to improve comparability

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Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio as at March 31, 2026

(in millions of US dollars, except Total net debt to adjusted EBITDA ratio)	March 31, 2026
2024 Convertible Notes	172.5
Less: cash and cash equivalents and short-term investments	(665.9)
Total net debt	(493.4)

Income to attributable adjusted net income for the three months ended December 31, 2025 and March 31, 2026 and 2025

	Three months ended
Consolidated (in millions of US dollars)	Mar. 31, 2026	Mar. 31, 2025	Dec. 31, 2025
Net income attributable to shareholders	111.0	58.5	68.1
Adjustments, net of tax:
Discontinued operations	–	(25.9)	–
Write off of mineral properties	–	–	2.3
San Jose ARO adjustment	–	0.3	–
Inventory adjustment	–	(0.1)	0.5
Other non-cash/non-recurring items	–	2.8	0.4
Attributable adjusted net income	111.0	35.6	71.3
Figures may not add due to rounding

Reconciliation of net income to adjusted EBITDA for the three months ended December 31, 2025 and March 31, 2026 and 2025

	Three months ended
Consolidated (in millions of US dollars)	Mar. 31, 2026	Mar. 31, 2025	Dec. 31, 2025
Net income	119.9	64.8	74.0
Adjustments:
Discontinued operations	–	(25.9)	–
Inventory adjustment	(0.1)	–	0.5
Net finance items	1.9	3.0	2.7
Depreciation, depletion, and amortization	45.9	45.1	43.9
Income taxes	58.4	15.4	37.5
Other operating expenses (income)	(7.0)	–	–
Other non-cash/non-recurring items	(0.2)	0.2	4.6
Adjusted EBITDA	218.8	102.6	163.1
Sales	342.5	195.0	270.2
EBITDA margin	64%	53%	60%

Figures may not add due to rounding

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended December 31, 2025 and March 31, 2026 and 2025

	Three months ended
Consolidated (in millions of US dollars)	Mar. 31, 2026	Mar. 31, 2025	Dec. 31, 2025
Net cash provided by operating activities	209.4	126.4	162.3
Additions to mineral properties, plant and equipment	(45.3)	(39.6)	(44.5)
Payments of lease obligations	(6.9)	(6.0)	(6.7)
Free cash flow	157.2	80.8	111.1
Growth capital	17.4	15.4	20.6
Discontinued operations	–	(34.8)	–
Gain on blue chip swap investments	–	1.3	–
Other adjustments	(0.6)	4.0	0.6
Free cash flow from ongoing operations	174.0	66.7	132.3

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Figures may not add due to rounding

Reconciliation of cost of sales to cash cost per ounce of GEO sold for the three months ended December 31, 2025 and March 31, 2026 and 2025

Cash cost per gold equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	35,966	67,202	18,675	121,845
Depletion, depreciation, and amortization	(13,003)	(26,599)	(3,964)	(43,566)
Royalties and taxes	(82)	(14,339)	(330)	(14,751)
By-product credits	(1,097)	–	–	(1,097)
Other	(473)	–	(832)	(1,305)
Treatment and refining charges	–	–	1,744	1,744
Cash cost applicable per gold equivalent ounce sold	21,311	26,264	15,293	62,868
Ounces of gold equivalent sold	19,073	36,998	8,652	64,723
Cash cost per ounce of gold equivalent sold ($/oz)	1,117	710	1,768	971

Gold equivalent was calculated using the realized prices for gold of $4,167/oz Au, $56.0/oz Ag, $1,969/t Pb and $3,166/t Zn for Q4 2025.
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	41,678	73,004	15,952	130,634
Depletion, depreciation, and amortization	(14,933)	(26,099)	(3,643)	(44,675)
Royalties and taxes	(63)	(18,389)	(471)	(18,923)
By-product credits	(1,253)	–	–	(1,253)
Other	69	–	(840)	(771)
Treatment and refining charges	–	–	1,899	1,899
Cash cost applicable per gold equivalent ounce sold	25,498	28,516	12,897	66,911
Ounces of gold equivalent sold	21,111	42,054	7,230	70,395
Cash cost per ounce of gold equivalent sold ($/oz)	1,208	678	1,784	951

Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Q1 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	31,805	65,425	17,463	114,693
Depletion, depreciation, and amortization	(9,799)	(30,310)	(4,369)	(44,478)
Royalties and taxes	(94)	(10,133)	(240)	(10,467)
By-product credits	(731)	–	–	(731)
Other	123	–	(659)	(536)
Treatment and refining charges	–	–	50	50
Cash cost applicable per gold equivalent ounce sold	21,304	24,982	12,245	58,531
Ounces of gold equivalent sold	18,580	38,439	10,539	67,558
Cash cost per ounce of gold equivalent sold ($/oz)	1,147	650	1,162	866

Gold equivalent was calculated using the realized prices for gold of $2,884/oz Au, $31.80/oz Ag, $1,971/t Pb and $2,841/t Zn
Figures may not add due to rounding.

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Reconciliation of cost of sales to all-in sustaining cash cost per GEO sold from continuing operations for the three months ended December 31, 2025 and March 31, 2026 and 2025

AISC per gold equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,311	26,264	15,293	–	62,868
Royalties and taxes	82	14,339	330	–	14,751
Worker's participation	–	–	965	–	965
General and administration	2,727	4,573	3,002	13,575	23,877
Total cash costs	24,120	45,176	19,590	13,575	102,461
Sustaining capital (1)	7,144	13,123	10,218	–	30,485
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	31,264	58,299	29,808	13,575	132,946
Gold equivalent ounces sold	19,073	36,998	8,652	–	64,723
All-in sustaining costs per ounce	1,639	1,576	3,445	–	2,054

Gold equivalent was calculated using the realized prices for gold of $4,167/oz Au, $56.0/oz Ag, $1,969/t Pb and $3,166/t Zn for Q4 2025.
Figures may not add due to rounding.
(1) Presented on a cash basis.

AISC per gold equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	25,498	28,516	12,897	–	66,911
Royalties and taxes	63	18,389	471	–	18,923
Worker's participation	–	–	1,273	–	1,273
General and administration	3,005	3,952	893	17,780	25,630
Other	–	874	–	–	874
Total cash costs	28,566	51,731	15,534	17,780	113,611
Sustaining capital (1)	9,066	22,281	3,374	–	34,721
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	37,632	74,012	18,908	17,780	148,332
Gold equivalent ounces sold	21,111	42,054	7,230	–	70,395
All-in sustaining costs per ounce	1,783	1,760	2,615	–	2,107

Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

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AISC per gold equivalent ounce sold - Q1 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,303	24,982	12,245	–	58,530
Royalties and taxes	94	10,133	240	–	10,467
Worker's participation	–	–	739	–	739
General and administration	2,480	2,224	2,455	15,373	22,532
Other	–	–	–	–	–
Total cash costs	23,877	37,339	15,679	15,373	92,268
Sustaining capital (1)	12,944	12,252	2,246	–	27,442
Blue chips gains (investing activities) (1)	(1,319)	–	–	–	(1,319)
All-in sustaining costs	35,502	49,591	17,925	15,373	118,391
Gold equivalent ounces sold	18,580	38,439	10,539	–	67,558
All-in sustaining costs per ounce	1,911	1,290	1,701	–	1,752

Gold equivalent was calculated using the realized prices for gold of $2,884/oz Au, $31.77/oz Ag, $1,971/t Pb and $2,841/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three months ended December 31, 2025 and March 31, 2026 and 2025

Cash cost per silver equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	18,675
Depletion, depreciation, and amortization	(3,964)
Royalties and taxes	(330)
Other	(832)
Treatment and refining charges	1,744
Cash cost applicable per silver equivalent sold	15,293
Ounces of silver equivalent sold (1,2)	644,249
Cash cost per ounce of silver equivalent sold ($/oz)	23.74

(1) Silver equivalent sold is calculated using a silver to gold ratio of 75.9:1, silver to lead ratio of 1:62.7 pounds, and silver to zinc ratio of 1:39.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	15,952
Depletion, depreciation, and amortization	(3,643)
Royalties and taxes	(471)
Other	(840)
Treatment and refining charges	1,899
Cash cost applicable per silver equivalent sold	12,897
Ounces of silver equivalent sold (1,2)	426,253
Cash cost per ounce of silver equivalent sold ($/oz)	30.26

(1) Silver equivalent sold is calculated using a silver to gold ratio of 59.5:1, silver to lead ratio of 1:95.1 pounds, and silver to zinc ratio of 1:56.2 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

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Cash cost per silver equivalent ounce sold - Q1 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	17,463
Depletion, depreciation, and amortization	(4,369)
Royalties and taxes	(240)
Other	(659)
Treatment and refining charges	50
Cash cost applicable per silver equivalent sold	12,245
Ounces of silver equivalent sold (1,2)	956,640
Cash cost per ounce of silver equivalent sold ($/oz)	12.80

(1) Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three months ended December 31, 2025 and March 31, 2026 and 2025

AISC per silver equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	15,293
Royalties and taxes	330
Worker's participation	965
General and administration	3,002
Total cash costs	19,590
Sustaining capital (3)	10,218
All-in sustaining costs	29,808
Silver equivalent ounces sold (1,2)	644,249
All-in sustaining costs per ounce	46.27

(1) Silver equivalent sold is calculated using a silver to gold ratio of 75.9:1, silver to lead ratio of 1:62.7 pounds, and silver to zinc ratio of 1:39.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,897
Royalties and taxes	471
Worker's participation	1,273
General and administration	893
Total cash costs	15,534
Sustaining capital (3)	3,374
All-in sustaining costs	18,908
Silver equivalent ounces sold (1,2)	426,253
All-in sustaining costs per ounce	44.36

(1) Silver equivalent sold is calculated using a silver to gold ratio of 59.5:1, silver to lead ratio of 1:95.1 pounds, and silver to zinc ratio of 1:56.2 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

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AISC per silver equivalent ounce sold - Q1 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,245
Royalties and taxes	240
Worker's participation	739
General and administration	2,455
Total cash costs	15,679
Sustaining capital (3)	2,246
All-in sustaining costs	17,925
Silver equivalent ounces sold (1,2)	956,640
All-in sustaining costs per ounce	18.74

(1) Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

Additional information regarding the Company’s financial results and ongoing activities is available in the unaudited condensed interim consolidated financial statements for the three months  ended March 31, 2026 and 2025 and accompanying Q1 2026 MD&A. These documents can be accessed on Fortuna’s website at www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgarwww.sec.gov/edgar.

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Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s expectation that it is on track to deliver its 2026 production guidance; the making and timing of a decision on the Séguéla plant expansion; the next phase of growth at the Diamba Sud project; the making and timing of a construction decision at the Diamba Sud project;  the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

 The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian, Israel – Iran and US, and  Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);  our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2025 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected

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ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms;  that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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